                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. *)

                         Premisys Communications, Inc.
                            (Name of Issuer)

                              Common Stock

---------------------------------------------------------------------------
                    (Title of Class of Securities)

                              740584107
                            (CUSIP Number)

                         Eric M. Sippel, Esq.
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              October 16, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

CUSIP No. 740584107                                    Page 2 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Spinnaker Technology Fund, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   219,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              219,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     219,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.8%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 740584107                                    Page 3 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Spinnaker Founders Fund, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   0
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

CUSIP No. 740584107                                    Page 4 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Bowman Capital Management, L.L.C.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   437,200
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              437,200
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     437,200
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IA 00

CUSIP No. 740584107                                    Page 5 of 12 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lawrence A. Bowman
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X/
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   437,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              437,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     437,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 740584107                                    Page 6 of 12 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Premisys Communications, Inc. ("Premisys"). The principal executive office of Premisys is located at 48664 Milmont Drive, Fremont, California 94538.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) The persons filing this statement are Bowman Capital Management, L.L.C. ("LLC"), Lawrence A. Bowman ("Bowman"), Spinnaker Founders Fund, L.P., a Delaware limited partnership ("Spinnaker Founders"), and Spinnaker Technology Fund, L.P., a Delaware limited partnership ("Spinnaker Tech").

     (b) The business address of LLC, Bowman, Spinnaker Founders and Spinnaker Tech is 1875 South Grant Street, Suite 600, San Mateo, California 94402.

     (c) Bowman is the manager and principal member of the LLC which serves as the investment adviser to, and the general partner of, Spinnaker Tech and Spinnaker Founders, investment limited partnerships.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Bowman is a citizen of the United States of America.

CUSIP No. 740584107                                    Page 7 of 12 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser           Source of Funds               Amount

LLC                 Affiliate                     $10,041,505 (1)
Spinnaker Tech      Working Capital               $ 5,016,247
Spinnaker Founders  Working Capital               $   -0-

(1) This amount represents purchases of the Stock for Spinnaker Tech and Spinnaker Founders and for separate account clients of the LLC.

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisition of the Stock is investment. Although the persons named in Item 2 hereof may acquire or dispose of additional securities of Premisys, such persons have no current plans or proposals that relate to or would result in:

     (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Premisys or any of its subsidiaries;

     (b) A sale or transfer of a material amount of assets of Premisys or of any of its subsidiaries;

     (c) Any change in the present board of directors or management of Premisys, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (d) Any material change in the present capitalization or dividend policy of Premisys;

     (e) Any other material change in Premisys's business or corporate structure;

     (f) Changes in Premisys's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Premisys by any person;

     (g) Causing a class of securities of Premisys to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) A class of equity securities of Premisys becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (i)  Any action similar to any of those enumerated above.

CUSIP No. 740584107                                    Page 8 of 12 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned               Voting Power   Dispositive Power
Name           Number    Percent   Sole Shared    Sole Shared

Bowman         437,200   1.6%      0    437,200   0    437,200

LLC            437,200   1.6%      0    437,200   0    437,200

Spinnaker Tech 219,000   0.8%      0    219,000   0    219,000

Spinnaker
 Founders      0         0.0%      0       0      0       0

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since August 17, 1997:

                    Purchase                 Number         Price
Name                or Sale   Date           of Shares      Per Share

Spinnaker Tech      BUY       8/20/97        225,000        20.814800
Spinnaker Tech      SELL      8/21/97         70,000        18.734100
Spinnaker Tech      SELL      8/21/97        155,000        18.941500
Spinnaker Tech      BUY       9/05/97         52,000        23.356200
Spinnaker Tech      BUY       9/08/97         79,000        24.359400
Spinnaker Tech      BUY       9/17/97         53,000        22.903100
Spinnaker Tech      BUY       9/17/97         78,000        22.625000
Spinnaker Tech      BUY       9/19/97         79,000        24.539100
Spinnaker Tech      BUY       9/23/97         53,000        24.362500
Spinnaker Tech      BUY       10/09/97       151,000        26.562500
Spinnaker Tech      BUY       10/10/97         3,000        27.925000
Spinnaker Tech      BUY       10/10/97        13,000        27.625000
Spinnaker Tech      BUY       10/27/97        96,000        28.091200
Spinnaker Tech      BUY       10/28/97        52,000        28.162500
Spinnaker Tech      BUY       11/05/97        36,000        32.131200
Spinnaker Tech      BUY       11/06/97        25,000        31.862500
Spinnaker Tech      BUY       11/07/97        20,000        30.494000
Spinnaker Tech      BUY       11/25/97        10,000        31.458950
Spinnaker Tech      BUY       11/25/97        15,000        12.274788
Spinnaker Tech      SELL      11/25/97        25,000        19.864452
Spinnaker Tech      BUY       11/28/97        20,000        27.562500

CUSIP No. 740584107                                    Page 9 of 12 Pages

                    Purchase                 Number         Price
Name                or Sale   Date           of Shares      Per Share

Spinnaker Tech      BUY       12/09/97         6,000        53.669900
Spinnaker Tech      BUY       12/09/97       160,000        52.602922
Spinnaker Tech      SELL      12/09/97       165,000        52.635211
Spinnaker Tech      BUY       12/18/97        35,000        22.312500
Spinnaker Tech      BUY       12/19/97        37,000        24.053100
Spinnaker Tech      SELL      1/06/98         25,000        22.000000
Spinnaker Tech      SELL      1/14/98         23,000        24.562500
Spinnaker Tech      SELL      1/15/98         50,000        23.262500
Spinnaker Tech      SELL      1/15/98        100,000        23.159300
Spinnaker Tech      SELL      1/20/98         51,000        25.321900
Spinnaker Tech      SELL      1/23/98         19,000        28.000000
Spinnaker Tech      SELL      1/26/98         28,100        26.046900
Spinnaker Tech      SELL      1/26/98         43,900        25.728100
Spinnaker Tech      SELL      1/27/98         50,000        25.575000
Spinnaker Tech      SELL      1/28/98         63,000        26.722500
Spinnaker Tech      SELL      1/29/98         25,000        28.687500
Spinnaker Tech      SELL      1/29/98         50,000        28.500000
Spinnaker Tech      SELL      1/30/98         13,000        28.250000
Spinnaker Tech      SELL      1/30/98         25,000        27.500000
Spinnaker Tech      SELL      2/02/98         25,000        28.750000
Spinnaker Tech      SELL      2/03/98         13,000        28.875000
Spinnaker Tech      SELL      2/09/98         51,000        25.840600
Spinnaker Tech      SELL      2/10/98          8,000        26.541700
LLC                 BUY       8/20/97         18,500        20.687500
LLC                 BUY       8/20/97        175,000        20.814800
LLC                 SELL      8/21/97         58,500        18.734100
LLC                 SELL      8/21/97        135,000        18.941500
LLC                 BUY       9/05/97         48,000        23.356200
LLC                 BUY       9/08/97         71,000        24.359400
LLC                 BUY       9/17/97         47,000        22.803200
LLC                 BUY       9/17/97         72,000        22.625000
LLC                 BUY       9/19/97         71,000        24.539100
LLC                 BUY       9/23/97         47,000        24.362500
LLC                 BUY       10/09/97       149,000        26.562500
LLC                 BUY       10/10/97         2,000        27.915000
LLC                 BUY       10/10/97        12,000        27.625000
LLC                 BUY       10/27/97        89,000        26.091200
LLC                 BUY       10/28/97        48,000        28.162500
LLC                 BUY       11/05/97        64,000        32.431200
LLC                 BUY       11/06/97        25,000        31.862500
LLC                 BUY       11/07/97        18,300        30.494000
LLC                 BUY       11/26/97         5,000        27.562500
LLC                 BUY       12/18/97        15,000        22.312500
LLC                 BUY       12/19/97        25,000        22.187500
LLC                 BUY       12/19/97        38,000        24.053100
LLC                 SELL      1/14/98          2,000        24.562500
LLC                 SELL      1/14/98         21,200        24.550100

CUSIP No. 740584107                                    Page 10 of 12 Pages

                    Purchase                 Number         Price
Name                or Sale   Date           of Shares      Per Share

LLC                 SELL      1/15/98        150,000        22.940600
LLC                 SELL      1/20/98         49,000        25.321900
LLC                 SELL      1/23/98         17,000        28.000000
LLC                 SELL      1/26/98         71,900        26.046900
LLC                 SELL      1/27/98         13,800        25.456500
LLC                 SELL      1/27/98         36,200        25.968800
LLC                 SELL      1/28/98         62,000        26.722500
LLC                 SELL      1/29/98         75,000        28.687500
LLC                 SELL      1/30/98         37,000        28.250000
LLC                 SELL      2/02/98         25,000        28.750000
LLC                 SELL      2/03/98         12,000        28.875000
LLC                 SELL      2/09/98         49,000        25.840600
LLC                 SELL      2/10/98          7,000        26.541700
Spinnaker Founders  BUY       8/20/97        150,000        20.814800
Spinnaker Founders  SELL      8/21/97         45,000        16.734100
Spinnaker Founders  SELL      8/21/97        105,000        18.941500
Spinnaker Founders  BUY       9/04/97        100,000        21.375000
Spinnaker Founders  BUY       9/08/97         50,000        24.359400
Spinnaker Founders  BUY       9/19/97         50,000        24.539100
Spinnaker Founders  BUY       10/22/97        15,000        29.500000
Spinnaker Founders  SELL      11/21/97        10,000        25.650000
Spinnaker Founders  SELL      11/21/97        15,000        25.650000
Spinnaker Founders  BUY       12/19/97        25,000        24.053200
Spinnaker Founders  BUY       12/31/97         1,100        25.829500
Spinnaker Founders  SELL      1/05/98          1,100        23.000000
Spinnaker Founders  SELL      1/05/98         23,900        23.000000
Spinnaker Founders  SELL      1/07/98         25,000        23.125000
Spinnaker Founders  SELL      1/15/98         50,000        23.158300
Spinnaker Founders  SELL      1/15/98         50,000        22.910600
Spinnaker Founders  SELL      1/22/98         10,000        28.000000
Spinnaker Founders  SELL      1/26/98         56,100        25.728100

All purchases and sales were executed as open market transactions.

CUSIP No. 740584107                                    Page 11 of 12 Pages


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LLC serves as General Partner to Spinnaker Tech and Spinnaker Founders pursuant to Limited Partnership Agreements which provide LLC with the authority to purchase, vote and dispose of securities for Spinnaker Tech and Spinnaker Founders. LLC is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Pursuant to Investment Management Agreements, LLC is authorized, among other things, to invest funds of its various investment advisory clients and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to LLC based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED AS OF:   February 17, 1998

               Spinnaker Technology Fund, L.P.

               By:  Bowman Capital Management, L.L.C., General Partner

                    By:  /s/ Lawrence A. Bowman
                         Lawrence A. Bowman, Manager


               /s/ Lawrence A. Bowman
               Lawrence A. Bowman


               Bowman Capital Management, L.L.C.

               By:  /s/ Lawrence A. Bowman
                    Lawrence A. Bowman, Manager

               Spinnaker Founders Fund, L.P.

               By:  Bowman Capital Management, L.L.C., General Partner

                    By:  /s/ Lawrence A. Bowman
                         Lawrence A. Bowman, Manager

CUSIP No. 740584107                                    Page 12 of 12 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Premisys Communications, Inc. For that purpose, the undersigned hereby constitute and appoint Bowman Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED AS OF:  February 17, 1998.

               Spinnaker Technology Fund, L.P.

               By:  Bowman Capital Management, L.L.C., General Partner

                    By:  /s/ Lawrence A. Bowman
                         Lawrence A. Bowman, Manager


               /s/ Lawrence A. Bowman
               Lawrence A. Bowman


               Bowman Capital Management, L.L.C.

               By:  /s/ Lawrence A. Bowman
                    Lawrence A. Bowman, Manager


               Spinnaker Founders Fund, L.P.

               By:  Bowman Capital Management, L.L.C., General Partner

                    By:  /s/ Lawrence A. Bowman
                         Lawrence A. Bowman, Manager

C:\DMS\4910\001\0252385.01